Berkshire Grey, Inc.

140 South Road

Bedford, Massachusetts 01730

September 1, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Crispino

Re: Berkshire Grey, Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-258991

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Berkshire Grey, Inc. (the “Company”) hereby requests acceleration of the effective date and time of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on September 2, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Please contact David Roberts, of Goodwin Procter LLP, counsel to the Company, at (617) 570-1039, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely, Berkshire Grey, Inc.

/s/ Mark Fidler
Mark Fidler
Chief Financial Officer

cc:

Mark S. Opper, Goodwin Procter LLP

David H. Roberts, Goodwin Procter LLP